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                             June 16, 2023

       Rajiv Shukla
       Chief Executive Officer
       ALPHA HEALTHCARE ACQUISITION CORP III
       1177 Avenue of the Americas, 5th Floor
       New York, New York 10036

                                                        Re: ALPHA HEALTHCARE
ACQUISITION CORP III
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed June 8, 2023
                                                            File No. 333-269773

       Dear Rajiv Shukla:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Q: What is the expected per share value of the cash consideration to be received by Carmell in the Business Combination?, page 8

   1. Please revise the information presented in your beneficial ownership table on page 9 as well as throughout the
Registration Statement, including in your Beneficial Ownership section beginning on
page 232, to provide the beneficial ownership as of the most recent practicable date, as
required by Item 403 of Regulation S-K. In addition, please amend your disclosure
throughout your prospectus to provide estimates as of a recent practicable date for the following:
(1) the Exchange Ratio; (2) the total number of shares of New
                                                        Carmell common stock
expected to be issued in connection with the business
                                                        combination, and the
percentage of New Carmell shares this amount will represent; (3)
 Rajiv Shukla
ALPHA HEALTHCARE ACQUISITION CORP III
June 16, 2023
Page 2
      funds in the Trust Account and an estimated per share redemption price;
(4) the voting
      power of the Sponsor and ALPA's other initial stockholders; (5) the current dollar value of the Sponsor's and ALPA's other initial stockholders' securities; (6) the placeholders in the tables on page 9 and 10, and in the related footnotes; (7) the narrative disclosure on page
      11 describing the ownership percentages of certain shareholders based on different scenarios; (8) the number of shares issuable upon the exercise of warrants; and (9) the market price of the relevant warrants and common shares. See Rule 430 of the Securities
      Act of 1933.
       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameRajiv Shukla            Division of Corporation Finance
                                          Office of Industrial Applications and
Comapany NameALPHA HEALTHCARE ACQUISITION CORP III
                                          Services
June 16, 2023 Page 2
cc:       Jocelyn M. Arel, Esq.
FirstName LastName